EXHIBIT 12.1

ASBURY AUTOMOTIVE GROUP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

	FOR THE YEARS ENDED DECEMBER 31,
	1999	2000	2001	2002	2003

EARNINGS COMPUTATION:

Income from continuing operations before net losses from unconsolidated affiliates, income taxes, minority interest, and extraordinary losses	$34,563	$39,674	$46,789	$83,728	41,066

Fixed charges	51,543	83,695	83,074	70,903	76,057

Capitalized interest	—	—	(779)	(866)	(785)

Net losses from unconsolidated affiliates	(616)	(6,066)	(3,248)	(100)	—

Earnings for purposes of computation	$85,490	$117,303	$125,836	$153,665	$116,338

FIXED CHARGES COMPUTATION:

Interest expense	45,357	75,752	70,546	56,283	$59,038

Amortization deferred financing fees	716	564	3,568	4,548	5,333

Interest component of rent expense	5,470	7,379	8,181	9,206	10,901

Capitalized interest	—	—	779	866	785

Fixed charges for purposes of computation	$51,543	$83,695	$83,074	$70,903	$76,057

RATIO OF EARNINGS TO FIXED CHARGES	1.66x	1.40x	1.51x	2.17x	1.53x